UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
TORM PLC
(Name of Issuer)
Class A common shares, par value $0.01 per share
(Title of Class of Securities)
G89479102
(CUSIP Number)
Todd E. Molz
Managing Director, General Counsel and Chief Administrative Officer
Oaktree Capital Group Holdings GP, LLC
333 S. Grand Avenue, 28th Floor
Los Angeles, California 90071
(213) 830-6300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 2, 2020
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G89479102	SCHEDULE 13D	Page 2 of 19

1	NAME OF REPORTING PERSON OCM NJORD HOLDINGS S.À R.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 51,221,205
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 51,221,205
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,221,205
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.5% (1)
14	TYPE OF REPORTING PERSON OO

(1) This percentage is based on 74,748,248 Shares outstanding as of December 31, 2019, as reported by the Issuer on its Annual Report on Form 20-F filed with the United States Securities Exchange Commission (the “SEC”) on March 11, 2020 (the “Form 20-F”).

CUSIP No. G89479102	SCHEDULE 13D	Page 3 of 19

1	NAME OF REPORTING PERSON OCM LUXEMBOURG OPPS IX S.À R.L
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 51,221,205 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 51,221,205 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,221,205 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.5%
14	TYPE OF REPORTING PERSON OO

(1) Solely in its capacity as the majority shareholder of OCM Njord Holdings S.à r.l.

CUSIP No. G89479102	SCHEDULE 13D	Page 4 of 19

1	NAME OF REPORTING PERSON OAKTREE OPPORTUNITIES FUND IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 51,221,205 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 51,221,205 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,221,205 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.5%
14	TYPE OF REPORTING PERSON PN
(1) Solely in its capacity as the majority shareholder of OCM Luxembourg OPPS IX S.à r.l.

CUSIP No. G89479102	SCHEDULE 13D	Page 5 of 19

1	NAME OF REPORTING PERSON OAKTREE OPPORTUNITIES FUND IX GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 51,221,205 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 51,221,205 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,221,205 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.5%
14	TYPE OF REPORTING PERSON PN
(1) Solely in its capacity as the general partner of Oaktree Opportunities Fund IX, L.P.

CUSIP No. G89479102	SCHEDULE 13D	Page 6 of 19

1	NAME OF REPORTING PERSON OAKTREE OPPORTUNITIES FUND IX GP, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 51,221,205 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 51,221,205 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,221,205 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.5%
14	TYPE OF REPORTING PERSON OO
(1) Solely in its capacity as the general partner of Oaktree Opportunities Fund IX GP, L.P.

CUSIP No. G89479102	SCHEDULE 13D	Page 7 of 19

1	NAME OF REPORTING PERSON OAKTREE CAPITAL MANAGEMENT, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 51,221,205 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 51,221,205 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,221,205 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.5%
14	TYPE OF REPORTING PERSON IA
(1) Solely in its capacity as the sole director of Oaktree Opportunities Fund IX GP, Ltd.

CUSIP No. G89479102	SCHEDULE 13D	Page 8 of 19

1	NAME OF REPORTING PERSON OAKTREE CAPITAL MANAGEMENT GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 51,221,205 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 51,221,205 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,221,205 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.5%
14	TYPE OF REPORTING PERSON OO
(1) Solely in its capacity as the general partner of Oaktree Capital Management, L.P.

CUSIP No. G89479102	SCHEDULE 13D	Page 9 of 19

1	NAME OF REPORTING PERSON ATLAS OCM HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 51,221,205 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 51,221,205 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,221,205 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.5%
14	TYPE OF REPORTING PERSON CO
(1) Solely in its capacity as the sole managing member of Oaktree Capital Management GP, LLC.

CUSIP No. G89479102	SCHEDULE 13D	Page 10 of 19

1	NAME OF REPORTING PERSON OAKTREE CAPITAL GROUP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 51,221,205 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 51,221,205 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,221,205 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.5%
14	TYPE OF REPORTING PERSON OO
(1) Solely in its capacity as the managing member of Atlas OCM Holdings LLC.

CUSIP No. G89479102	SCHEDULE 13D	Page 11 of 19

1	NAME OF REPORTING PERSON OAKTREE CAPITAL GROUP HOLDINGS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 51,221,205 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 51,221,205 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,221,205 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.5%
14	TYPE OF REPORTING PERSON OO
(1) Solely in its capacity as the indirect owner of the class B units of each of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC.

CUSIP No. G89479102	SCHEDULE 13D	Page 12 of 19

1	NAME OF REPORTING PERSON BROOKFIELD ASSET MANAGEMENT INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 51,221,205 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 51,221,205 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,221,205 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.5%
14	TYPE OF REPORTING PERSON HC
(1) Solely in its capacity as the indirect owner of the class A units of each of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC.

CUSIP No. G89479102	SCHEDULE 13D	Page 13 of 19

1	NAME OF REPORTING PERSON PARTNERS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 51,221,205 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 51,221,205 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,221,205 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.5%
14	TYPE OF REPORTING PERSON HC
(1) Solely in its capacity as the sole owner of Class B Limited Voting Shares of Brookfield Asset Management, Inc.

CUSIP No. G89479102	SCHEDULE 13D	Page 14 of 19

Item 1. Security and Issuer

This statement on Schedule 13D relates to the Class A common shares, par value $0.01 per share (the “Shares”) of TORM plc (the “Issuer”), a foreign private issuer as defined in Rule 3b-4 of the Act, with principal executive offices at Birchin Court, 20 Birchin Lane, London, EC3V 9DU, United Kingdom.

Item 2. Identity and Background

(a) - (c), (f) This Schedule 13D is filed as a joint statement pursuant to Rule 13d-1(k) under the Act by each of the following persons (collectively, the “Reporting Persons”):

i) OCM Njord Holdings S.à r.l. (“Njord Luxco”), a Société à responsabilité limitée incorporated in Luxembourg, whose principal business is to hold the Shares reported herein;

ii) OCM Luxembourg OPPS IX S.à r.l. (“OPPS IX”), a a Société à responsabilité limitée incorporated in Luxembourg, whose principal business is to act as a shareholder or holding vehicle for certain investments from time to time;

iii) Oaktree Opportunities Fund IX, L.P. (“Fund IX”), a Cayman Islands exempted limited partnership whose principal business is to make investments in accordance with its established purpose and other applicable terms of its limited partnership agreement;

iv) Oaktree Opportunities Fund IX GP, L.P. (“Fund IX GP LP”), a Cayman Islands exempted limited partnership whose principal business is to serve as, and perform the functions of, general partner of Fund IX;

v) Oaktree Opportunities Fund IX GP, Ltd. (“Fund IX GP Ltd”), a Cayman Islands exempted company whose principal business is to serve as, and perform the functions of, general partner of Fund IX GP LP;

vi) Oaktree Capital Management, L.P. (“Management”), a Delaware limited partnership and a registered investment adviser under the Investment Advisers Act of 1940, as amended, whose principal business is to provide investment advisory services to certain investment funds and accounts, including Fund IX;

vii) Oaktree Capital Management GP LLC (“Management GP”), a Delaware limited liability company, whose principal business is to serve as, and perform the functions of, general partner of Management;

viii) Atlas OCM Holdings LLC (“Atlas”), a Delaware limited liability, whose principal business is to serve as, and perform the functions of, the manager of Management GP;

ix) Oaktree Capital Group, LLC (“OCG”), a Delaware limited liability company whose principal business is to act as the holding company and controlling entity of each of the general partner and investment adviser of certain investment funds and separately managed accounts, including Atlas; and

x) Oaktree Capital Group Holdings GP, LLC (“OCGH”), a Delaware limited liability company whose principal business is to serve as, and perform the functions of, the indirect owner of the class B units of each of OCG and Atlas.

xi) Brookfield Asset Management Inc. (“BAM”), a Canadian corporation, in its capacity as the indirect owner of the class A units of each of OCG and Atlas; and

xii) Partners Limited (“Partners”), a Canadian corporation, in its capacity as the sole owner of Class B Limited Voting Shares of BAM.

The Reporting Persons have previously entered into a joint filing agreement, dated as of March 27, 2020.

CUSIP No. G89479102	SCHEDULE 13D	Page 15 of 19

Set forth in the attached Annex A is a listing of the directors, executive officers, members and general partners, as applicable, of each Reporting Person (collectively, the “Covered Persons”), and Annex A is incorporated by reference into this Item 2. Each of the Covered Persons that is a natural person is a United States citizen.
The principal business address of each of Njord Luxco and OPPS IX is 26A Boulevard Royal, L-2449 Luxembourg, Grand-Duchy of Luxembourg. The principal business address of the remaining Reporting Persons and Covered Persons is c/o Oaktree Capital Group Holdings GP, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

(d) and (e) During the last five years, none of the Reporting Persons and, to the best of their knowledge, none of the Covered Persons: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The response to Item 4 is incorporated by reference herein.

The source of funds for the Shares acquired in the Private Placement (defined in Item 4 below) was the working capital of OPPS IX and its related funds. No borrowed funds were used to purchase such Shares.

The source of the funds for the Shares acquired on March 23, 2020 and March 24, 2020 were the commitments of certain limited partners and cash on hand.

On April 3, 2020, May 15, 2020, May 18, 2020 and May 20, 2020 the Reporting Persons acquired 640,773 Shares, 270,938 Shares, 33,788 Shares and 178,115 Shares, respectively, in open market transactions at prices ranging from $49.60 to $53.98, for a total consideration of $57,913,574.  The source of the funds for the Shares acquired on April 3, 2020, May 15, 2020, May 18, 2020 and May 20, 2020 were the commitments of certain limited partners and cash on hand.

On June 2, 2020, June 3, 2020 and June 4, 2020 the Reporting Persons acquired 204,113 Shares, 85,704 Shares and 196,107 Shares, respectively, in open market transactions at prices ranging from $54.85 to $54.99, for a total consideration of $26,695,192. The source of the funds for the Shares acquired on June 2, 2020, June 3, 2020 and June 4, 2020 were the commitments of certain limited partners and cash on hand.

Item 4. Purpose of Transaction

On January 26, 2017, the Issuer’s previously-announced private placement of 11,920,000 new Shares at a price of $8.39 per Share (the “Private Placement”) closed. In connection with the closing of the Private Placement, the Reporting Persons acquired 8,214,548 Shares, pursuant to the agreements described below.

In connection with the Private Placement, on January 23, 2018, Njord Luxco entered into a Subscription Form with the Issuer pursuant to which Njord Luxco agreed to subscribe to 8,214,548 Shares at the subscription price of $8.39 per Share, for an aggregate subscription price of $68,920,057.72. Furthermore, on January 22, 2018, Njord Luxco entered into a Subscription and Backstop Undertaking with the Issuer pursuant to which it agreed to subscribe for any remaining new Shares not otherwise subscribed for by other investors in the Private Placement, up to but not exceeding an aggregate subscription amount of $100,000,000. However, there were no remaining new Shares not otherwise subscribed for by other investors in the Private Placement, and so Njord Luxco did not subscribe to any additional Shares beyond the 8,214,548 Shares under the Subscription Form.

Also in connection with the Private Placement, on January 22, 2018, the Issuer and Njord Luxco entered into a Shareholder Lock-Up Agreement pursuant to which Njord Luxco agreed to a 90-day lock-up period with respect to the Shares it beneficially owns, subject to certain customary exceptions.

The foregoing descriptions of the Subscription Form, Subscription and Backstop Undertaking, and Shareholder Lock-Up Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the form of such documents, which are attached hereto as Exhibits B, C, and D, respectively, and are incorporated by reference herein.

CUSIP No. G89479102	SCHEDULE 13D	Page 16 of 19

Prior to the Private Placement, on March 27, 2015, Management entered into a restructuring agreement with TORM A/S, a predecessor to the Issuer (the “Predecessor”) and certain of Predecessor’s lenders to recapitalize the Predecessor (the “2015 Restructuring”). The 2015 Restructuring included a mandatory and an optional debt cancellation of a part of the Predecessor’s debt and required Njord Luxco to contribute OCM (Gibraltar) Njord Midco Ltd. to the Predecessor in exchange for shares in the Predecessor. Following the 2015 Restructuring, which was completed on July 13, 2015, Njord Luxco owned approximately 62% of the voting rights in the Predecessor. After an exchange offer whereby the Issuer acquired all of the outstanding shares of the Predecessor and which closed on April 15, 2016, Njord Luxco became a majority shareholder of the Issuer.

In addition, Njord Luxco holds the sole outstanding Class C share, par value $0.01, of the Issuer. The Class C share affords Njord Luxco with 350,000,000 votes on specified matters at the Issuer’s general meeting, including election of members to the Issuer’s Board of Directors (the “Board), other than the Deputy Chairman, and certain amendments to the Issuer’s Articles of Association proposed by the Board of Directors. The Class C share has no pre-emption rights in relation to any issue of new shares of other classes by the Issuer, and effectively carries no right to receive dividends, liquidation proceeds or other distributions from the Issuer. The Class C share may not be transferred or pledged, except to an affiliate of Njord Luxco or pursuant to redemption by the Issuer. The Class C will be automatically redeemed when Njord Luxco and its affiliates cease to beneficially own at least one third of the issued Shares.

Christopher Helmut Boehringer, a partner and a Managing Director of Oaktree Capital Management (U.K.) LLP, serves as Chairman of the Issuer’s Board, a position he has held since August 2015. In addition, in August 2015, in connection with the closing of the 2015 Restructuring, Njord Luxco nominated each of Torben Janholt and Pär Göran Trapp as directors to the Issuer’s Board, a position each of them continue to hold. Neither Mr. Janholt nor Mr. Trapp is employed by or otherwise receives remuneration from Management or its affiliates.

The Reporting Persons acquired and hold the Shares for general investment purposes.

On March 23, 2020 and March 24, 2020 the Reporting Persons acquired 1,282,735 and 17,599 Shares, respectively, in open market transactions for general investment purposes in the ordinary course of business.

On April 3, 2020, May 15, 2020, May 18, 2020 and May 20, 2020 the Reporting Persons acquired 640,773 Shares, 270,938 Shares, 33,788 Shares and 178,115 Shares, respectively, in open market transactions for general investment purposes in the ordinary course of business.

On June 2, 2020, June 3, 2020 and June 4, 2020 the Reporting Persons acquired 204,113 Shares, 85,704 Shares and 196,107 Shares, respectively, in open market transactions for general investment purposes in the ordinary course of business.

The Reporting Persons will continuously evaluate the Issuer’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional Shares will be acquired by the Njord Luxco or by other affiliated investment funds and accounts or whether the Njord Luxco or any such other affiliated investment funds and accounts will dispose of Shares. At any time, additional Shares may be acquired or some or all of the Shares beneficially owned by the Reporting Persons may be sold, in either case in the open market, in privately negotiated transactions or otherwise. Other than as described in this Schedule 13D, none of the Reporting Persons or, to their best knowledge, any Covered Persons have any current plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of its ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer

(a, b) The information contained on the cover pages of this Schedule 13D is incorporated herein by reference. Ownership percentages set forth in this Schedule 13D are based on a total of 74,748,248 Shares outstanding as of December 31, 2019, as reported by the Issuer on its Annual Report on Form 20-F filed with the SEC on March 11, 2020. As of the date hereof, each of the Reporting Persons may be deemed the beneficial owner of 51,221,205 Shares, which represents approximately 68.5% of the total outstanding Shares.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons, other than Njord Luxco, that it is the beneficial owner of any of the Shares for the purposes of Section 13(d) of the Act, or for any other purpose, and, except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person, other than Njord Luxco.

CUSIP No. G89479102	SCHEDULE 13D	Page 17 of 19

(c) The response to Item 4 of this Schedule 13D is incorporated by reference herein. Except as described herein, no transactions in the Shares have been effected by the Reporting Persons within the past 60 days.

(d) This Item 5(d) is not applicable.

(e) This Item 5(e) is not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 4 of this Schedule 13D is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement*

Exhibit B: Form of Subscription Form*

Exhibit C: Form of Subscription and Backstop Undertaking*

Exhibit D: Form of Shareholder Lock-Up Agreement*

___________________________
* Previously filed

CUSIP No. G89479102	SCHEDULE 13D	Page 18 of 19

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OCM NJORD HOLDINGS S.À R.L.

By:	/s/ Frederik Grysolle
Name:	Frederik Grysolle
Title:	Manager

By:	/s/ Hugo Froment
Name:	Hugo Froment
Title:	Manager

OCM LUXEMBOURG OPPS IX S.À R.L.

By:	/s/ Martin Eckel
Name:	Martin Eckel
Title:	Manager

By:	/s/ Hugo Froment
Name:	Hugo Froment
Title:	Manager

OAKTREE OPPORTUNITIES FUND IX, L.P.

By:	Oaktree Opportunities Fund IX GP, L.P.
Its:	General Partner

By:	Oaktree Opportunities Fund IX GP, Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Senior Vice President

OAKTREE OPPORTUNITIES FUND IX GP, L.P.

By:	Oaktree Opportunities Fund IX GP, Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Senior Vice President

CUSIP No. G89479102	SCHEDULE 13D	Page 19 of 19

OAKTREE OPPORTUNITIES FUND IX GP, LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Senior Vice President

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Senior Vice President

OAKTREE CAPITAL MANAGEMENT GP, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Senior Vice President

ATLAS OCM HOLDINGS, LLC

By:	Oaktree New Holdings, LLC
Its:	Member

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Senior Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Senior Vice President

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Jessica Diab
Name:	Jessica Diab
Title:	Vice President, Legal & Regulatory

PARTNERS LIMITED

By:	/s/ Lisa Chu
Name:	Lisa Chu
Title:	Treasurer

June 4, 2020

ANNEX A

Each of the individuals identified in this Annex A disclaim beneficial ownership over the Shares reported herein.

OCM Njord Holdings S.à r.l.
The majority shareholder of OCM Njord Holdings S.à r.l. is OCM Luxembourg OPPS IX S.à r.l.
OCM Luxembourg OPPS IX S.à r.l.
The majority shareholder of OCM Luxembourg OPPS IX S.à r.l. is Oaktree Opportunities Fund IX, L.P.
Oaktree Opportunities Fund IX, L.P.
The general partner of Oaktree Opportunities Fund IX, L.P. is Oaktree Opportunities Fund IX GP, L.P.
Oaktree Opportunities Fund IX GP, Ltd.
The sole director of Oaktree Opportunities Fund IX GP, Ltd. is Oaktree Capital Management, L.P.
Oaktree Capital Management, L.P.
The general partner of Oaktree Capital Management, L.P. is Oaktree Capital Management GP, LLC.
Oaktree Capital Management GP, LLC
The general partner of Oaktree Capital Management GP, LLC is Atlas OCM Holdings, LLC.
Atlas OCM Holdings, LLC
The name and principal occupation of each of the directors and executive officers of Atlas OCM Holdings, LLC are listed below.
Name	Principal Occupation

Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Vice Chairman of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Principal of Oaktree Capital Management, L.P.

Justin Beber	Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, Managing Partner, and Head of Corporate Strategy and Chief Legal Officer for Brookfield Asset Management Inc.

Bruce Flatt	Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Chief Executive Officer of Brookfield Asset Management Inc.

D. Richard Masson	Owner and general manager of Golden Age Farm, LLC

Marna C. Whittington	Retired

Steven J. Gilbert	Founder and Chairman of the Board of Gilbert Global Equity Partners, L.P.

Oaktree Capital Group, LLC
The name and principal occupation of each of the directors and executive officers of Oaktree Capital Group, LLC are listed below.

Name	Principal Occupation

Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Vice Chairman of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Principal of Oaktree Capital Management, L.P.

Justin Beber	Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, Managing Partner, and Head of Corporate Strategy and Chief Legal Officer for Brookfield Asset Management Inc.

Bruce Flatt	Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Chief Executive Officer of Brookfield Asset Management Inc.

D. Richard Masson	Owner and general manager of Golden Age Farm, LLC

Marna C. Whittington	Retired

Steven J. Gilbert	Founder and Chairman of the Board of Gilbert Global Equity Partners, L.P.

Daniel D. Levin	Chief Financial Officer of Oaktree Capital Group, LLC and Chief Financial Officer of Oaktree Capital Management, L.P.

Todd E. Molz	General Counsel, Chief Administrative Officer and Secretary of Oaktree Capital Group, LLC and General Counsel and Chief Administrative Officer of Oaktree Capital Management, L.P.

Oaktree Capital Group Holdings GP, LLC
Oaktree Capital Group Holdings GP, LLC is managed by an executive committee. The name and principal occupation of each of the members of the executive committee of Oaktree Capital Group Holdings GP, LLC and its executive officers are listed below.
Name	Principal Occupation

Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Vice Chairman of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Principal of Oaktree Capital Management, L.P.

Brookfield Asset Management Inc.

The name, principal occupation, address and citizenship of each of the directors and executive officers of Brookfield Asset Management Inc. are listed below.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

M. Elyse Allan, Director	181 Bay Street, Suite 210, Toronto, Ontario M5J 2T3, Canada	Former President and Chief Executive Officer of General Electric Co.	U.S.A. and Canada

Jeffrey M. Blidner, Vice Chairman and Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chairman of Brookfield	Canada

Angela F. Braly, Director	832 Alverna Drive, Indianapolis, Indiana 46260 U.S.A.	Former Chair, President and Chief Executive Officer of WellPoint Inc.	U.S.A.

Jack L. Cockwell, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

Marcel R. Coutu, Director	c/o Suite 1210 225 - 6th Ave. S.W., Calgary, Alberta T2P 1N2	Former President and Chief Executive Officer of Canadian Oil Sands Limited	Canada

Murilo Ferreira, Director	Rua General Venãncio Flores, 50 Cob 01, Leblon Rio de Janeiro	Former Chief Executive Officer of Vale SA	Brazil

J. Bruce Flatt, Director and Managing Partner and Chief Executive Officer	One Canada Square, Level 25 Canary Wharf, London E14 5AA U.K.	Managing Partner and Chief Executive Officer of Brookfield	Canada

Maureen Kempston Darkes, Director	10 Avoca Avenue, Unit 1904, Toronto, Ontario M4T 2B7	Corporate Director and former President, Latin America, Africa and Middle East, General Motors Corporation	Canada

Brian W. Kingston, Managing Partner	250 Vesey Street, 15th Floor, New York, NY 10281-1023 U.S.A.	Managing Partner of Brookfield	Canada

Brian D. Lawson, Vice Chairman and Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chairman of Brookfield	Canada

Cyrus Madon, Managing Partner	181 Bay Street, Suite300, Toronto, Ontario M5J 2T3, Canada	Managing Partner of Brookfield	Canada

Frank J. McKenna, Director	TD Bank Group, P.O. Box 1, TD Centre, 66 Wellington St. West, 4th Floor, TD Tower, Toronto, Ontario M5K 1A2, Canada	Chair of Brookfield and Deputy Chair of TD Bank Group	Canada

Rafael Miranda, Director	C/Principe de Viana 9 28023 Madrid, Spain	Chairman of Acerinox, S.A., Corporate Director and Former Chief Executive Officer of Endesa, S.A.	Spain

Timothy Price, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Director of Partners Limited and Brookfield Partners Foundation	Canada

Lord Augustine Thomas O’Donnell, Director	Frontier Economics, 71 High Holborn, London U.K. WC1V 6DA	Chairman of Frontier Economics and senior advisor to Brookfield in Europe	United Kingdom

Lori Pearson, Managing Partner and Chief Operating Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Operating Officer of Brookfield	Canada

Samuel J.B. Pollock, Managing Partner	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner of Brookfield	Canada

Seek Ngee Huat, Director	501 Orchard Road, #08 - 01 Wheelock Place, Singapore 238880	Former Chair of the Latin American Business Group, Government of Singapore Investment Corporation	Singapore

Sachin G. Shah, Managing Partner	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner of Brookfield	Canada

Diana L. Taylor, Director	c/o Bloomberg, Philanthropies, 25 East 78th Street, New York, N.Y. 10075	Former Vice Chair, Solera Capital LLC	U.S.A. and Canada

Justin Beber, Managing Partner, Head of Corporate Strategy and Chief Legal Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner, Head of Corporate Strategy and Chief Legal Officer of Brookfield	Canada

Howard S. Marks, Director	c/o Oaktree Capital Management, L.P., 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071	Co-Chairman and Director of Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC, and Co-Chairman of Oaktree Capital Management, L.P.	U.S.A

Nicholas Goodman, Managing Partner and Chief Financial Officer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Financial Officer of Brookfield	United Kingdom

Craig Noble, Managing Partner	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner and Chief Executive Officer of Alternative Investments of Brookfield	Canada

Partners Limited

The name, principal occupation, address and citizenship of each of the directors and executive officers of Partners Limited are listed below.
Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Jack L. Cockwell, Director and Chairman	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

Brian W. Kingston, Director	250 Vesey Street, 15th Floor, New York, NY 10281-1023 U.S.A.	Managing Partner of Brookfield	Canada

Brian D. Lawson, Director and President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Vice Chairman of Brookfield	Canada

Cyrus Madon, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner of Brookfield	Canada

Timothy R. Price, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chairman, Brookfield Funds	Canada

Samuel J.B. Pollock, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner of Brookfield	Canada

Sachin G. Shah, Director	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner of Brookfield	Canada

Lisa Chu, Treasurer	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President of Brookfield	Canada

Lorretta Corso, Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Administrator, Corporate Secretary of Brookfield	Canada

Tim Wang, Assistant Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3, Canada	Manager of Brookfield	Canada